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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*

                          Netsmart Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   64114W306
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                                 (CUSIP Number)

                               September 28, 2005
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)
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CUSIP NO. 64114W306                    13G                     Page  of  Pages
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  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        John A. Paton
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  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
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  3.    SEC Use Only


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  4.    Citizenship or Place of Organization

        United States of America
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     Number of             5.      Sole Voting Power

      Shares                       347,192
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      0
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     347,192
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   0
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  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        347,192
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 10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

        [ ] Not Applicable
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 11.    Percent of Class Represented by Amount in Row (9)

        6.0% (Based on 5,830,935 shares of the Issuer's common stock outstanding as of October 4, 2005)
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 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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ITEM 1(a).        NAME OF ISSUER:

                  Netsmart Technologies, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3500 Sunrise Highway
                  Great River, New York 11739

ITEM 2(a).        NAME OF PERSON FILING:

                  John A. Paton

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  P.O. Box 729
                  Dublin, Ohio 43017

ITEM 2(c).        CITIZENSHIP:

                  United States of America

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

ITEM 2(e).        CUSIP NO.:

                  64114W306

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

ITEM 4.           OWNERSHIP:

         (a)      Amount Beneficially Owned:

                  347,192 shares of common stock (1)

         (b)      Percent of Class:

                  6.0% (Based on 5,830,935 shares of the Issuer's common stock outstanding as of October 4, 2005)(1)

         (c)      Number of shares as to which the person filing has:

                                      - 3 -

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                  (i)        Sole power to vote or to direct the vote:

                  347,192 shares of common stock (1)

                  (ii)       Shared power to vote or to direct the vote:

                  0

                  (iii) Sole power to dispose or to direct the disposition of:

                  347,192 shares of common stock (1)

                  (iv) Shared power to dispose or to direct the disposition of:

                  0

--------------------------

(1) On September 20, 2005, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with CMHC Systems, Inc. ("CMHC") and Hayes Acquisition Corp., a newly-formed wholly-owned subsidiary of the Issuer ("Acquisition"). Pursuant to the Merger Agreement, upon consummation of the merger of Acquisition with and into CMHC, the owners of CMHC common stock and common stock warrants were entitled to receive, among other consideration, cash and .45175 shares of the Issuer's common stock in exchange for each of their CMHC common shares and common stock warrants. On September 28, 2005, the acquisition was consummated, and John A. Paton became entitled to receive 347,192 shares of the Issuer's common stock (6.0%), as to which he holds sole voting power and sole dispositive power.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

                                     - 4 -

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ITEM 10.          CERTIFICATIONS:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 2005                 By: /s/ John A. Paton
                                            ---------------------------
                                            John A. Paton







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